February 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Franklin Wyman
Lynn Dicker Jessica Dickerson Tim Buchmiller

Re:	Med-X, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed December 18, 2024 File No. 024-12516

Ladies and Gentlemen:

This letter is submitted on behalf of Med-X, Inc, a Nevada corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in a letter dated January 10, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Offering Statement (the “Offering Statement”) on Form 1-A (File No. 024-12516), filed with the Commission on December 18, 2024. This letter is being submitted contemporaneously with the revised Offering Statement on Form 1-A Amendment No. 3, which reflects changes made in response to the Staff’s comments and other clarifying revisions. Capitalized terms set forth in this letter but not defined are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 2 to Offering Statement on Form 1-A, Filed December 18, 2024

Cover Page

1. We note your response to prior comment 3. Please further revise your disclosures as appropriate to clarify who will act as the escrow agent. In this regard, we note you refer to Prime Trust, LLC as the escrow agent on page 62, but the escrow agreement filed as Exhibit 8.1 to the offering statement identifies Enterprise Bank & Trust as the escrow agent.

Response: In response to this comment, the Company respectfully advises the Staff that Enterprise Bank & Trust will be acting as Escrow Agent, and the reference to Prime Trust, LLC has been removed on page 62, as requested by the Staff.

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2. We note that note 1 to the table on the cover page now states that you will pay a cash commission of 6.5% to the Broker on sales of the shares of common stock in this offering. Please update the corresponding table on the cover page to reflect this change in the commission amount. Please also address the following with respect to the change:

•	Update the disclosure in the use of proceeds table on page 24 to reflect the 6.5% sales commission.
•	Update the disclosure in the last sentence under "Commissions and Discounts" on page 64 to reflect the 6.5% sales commission.
•	Clarify why the anticipated maximum broker commissions in the table under "Commissions and Discounts" on page 64 appears to be higher than 6.5%.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has confirmed that the disclosure throughout should reflect a 4.5% commission fee for DealMaker Securities LLC, throughout the offering circular. We note that the 2% payment processing fee is not provided to DealMaker Securities LLC, but rather, is provided to unaffiliated third-party payment providers.

Recent Developments, page 7

3. We note your response to prior comment 7, and we reissue the comment. In this regard, although we note your response that you intend to cease your offering made in reliance on Regulation Crowdfunding and the separate private placement, each as discussed in your offering statement, prior to qualification of the offering statement, your disclosures do not reflect this intention. Further, your response does not address the commencement of the offering covered by this offering statement, specifically as such commencement is contemplated by Securities Act Rule 152(c)(3), and the impact of any such commencement on the potential integration of these offerings. Accordingly, please provide us with your legal analysis as to whether these offerings may be subject to integration. Refer to Securities Act Rule 152.

Response: In response to this comment, the Company respectfully advises the Staff  it will address this comment on the next submission of the 1-A/A.

The Offering, page 23

4. Please explain how you determined "Common Stock outstanding" of 20,206,375 shares as of December 6, 2024.

Response: In response to this comment, the Company respectfully advises the Staff that the below table reflects how we determined the Company’s “Common Stock outstanding” of 20,206,375 shares as of December 6, 2024.

17,090,567	Vstock @ 6/30/24
2,920,764	506(c)7/1-12/6/24
195,044	Reg CF 7/1-12/6/24
20,206,375	USED FOR REG A+ @ 12/6/24

20,206,375	USED FOR REG A+ @ 12/6/24
336,625	506(c)12/7/24-2/7/25
60,468	Reg CF 12/7/24-2/7/25
20,603,468	USED FOR REG A+ @ 2/7/25

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Use of Proceeds, page 24

5. You state that estimated net proceeds from the planned offering are expected to be $9,350,000, while the related table shows "amount of offering proceeds available for use" to be $8,317,500. Please explain this difference.

Response: In response to this comment, the Company respectfully advises the Staff that this has been revised on page 25 of the offering circular, as requested by the Staff.

Business

Thermal-Aid Headache Relief System, page 28

6. We note your response to prior comment 5, and we reissue the comment in part with respect to the same disclosure in this section. Specifically, please refrain from referring to the license you received from Dr. Hyson as perpetual. In this regard, you state on page 28 that the license was granted to Pacific Shore in perpetuity. In addition, consistent with your disclosure on page 7, disclose here and on page 31 that the patents licensed to you by Dr. Hyson have expired.

Response: In response to this comment, the Company respectfully advises the Staff we have revised that on page 28 of the offering circular, as requested by the Staff.

Nature-Cide License and Patent Application, page 28

7. We note your response to prior comment 6, and we reissue the comment with respect to the same disclosure in this section. Specifically:

•	Please refrain from referring to the license you received from Mr. Mills as perpetual. In this regard, you state on pages 25, 28, 40, 60, F-19 and F-36 that the license was granted to you in perpetuity.
•	Reconcile your statement on page 28 that the license agreement with Matthew Mills has no termination date with the license agreement filed as Exhibit 6.5 to the offering statement, which license agreement states that it has a one-year term that automatically renews each year for one additional year unless terminated by either party for any reason or no reason at least 30 days prior to the expiration of the term.
•	Briefly describe all material terms of the license agreement. For example only, disclose which party owns any improvements you may make to the licensed intellectual property and which party bears the responsibility for any costs and fees associated with the licensed intellectual property.

Response: In response to this comment, the Company respectfully advises the Staff that we have removed any references to perpetual throughout the offering circular and reconcile that the license agreement with Mattthew Mills has no termination date with the license agreement filed as Exhibit 6.5 to the offering statement. Additionally, we have provided an additional discussion regarding the material terms of the license agreement, as requested by the Staff.

Capitalization, page 48

8. We acknowledge changes made in response to prior comment 15. In this regard, the total stockholders’ equity (deficit) of $3,088,798 and total capitalization of $4,495,914 in the Pro Forma column do not match the sum of the amounts in this section which total $2,472,726 for stockholders' equity (deficit) and $3,088,798 for total capitalization. Please revise to address the difference.

Response: In response to this comment, the Company respectfully advises the Staff that the capitalization section has been updated to reflect the current capitalization of the Company, as requested by the Staff.

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Dilution, page 49

9. Please revise your presentation to show historical net tangible book value (deficit) per share as of June 30, 2024, pro forma net tangible book value per share before the planned offering assuming completion of the private placement and pro forma as adjusted net tangible book value per share after the planned offering. Ensure consistency between amounts in this table and the headnote, as well as related amounts in the capitalization table.

Response: In response to this comment, the Company respectfully advises the Staff that the dilution section has been updated to reflect the historical net tangible book value (deficit) per share as of June 30, 2024, pro forma net tangible book value per share before the planned offering assuming completion of the private placement and pro forma as adjusted net tangible book value per share after the planned offering, as requested by the Staff.

Description of Capital Stock

Preferred Stock, page 61

10. We note your response to prior comment 24. Please further revise your disclosure to briefly describe any material redemption provisions of the Series A super voting preferred stock.

Response: In response to this comment, the Company respectfully advises the Staff that the Series A super voting stock has just voting rights, and no other rights.

Terms of the Offering

Investor Suitability Standards, page 63

11. We note your response to prior comment 25, and we reissue the comment in part. Please disclose any restriction on the purchase of shares by an investor who is not an accredited investor and not a natural person. Refer to Rule 251(d)(2)(i)(C) of Regulation A. In addition, clarify, if true, that accredited investors may also participate in the offering, and briefly describe any investor suitability standards they must meet (e.g., whether they must make written representations similar to those described in the second paragraph for non-accredited investors).

Response: In response to this comment, the Company respectfully advises the Staff that shares are only sold to accredited and non-accredited investors, and we have updated the disclosure on page 63, as requested by the Staff.

Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

Independent Accountant's Report, page F-2

12. We note your response to prior comment 30, please provide an updated independent auditor's report that specifically addresses the 1-for-16 reverse stock split in accordance with Auditing Standard (AS) 3110.05.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has now included an updated independent auditor’s report that specifically addresses the 1-for-16 reverse stock split in accordance with Auditing Standard (AS) 3110.05.

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Consolidated Statements of Operations, page F-5

13. Please tell us how you calculated net loss per share and weighted average shares outstanding for 2023 and 2022. In this regard, reconcile, and revise your filing as necessary, the shares outstanding in the Consolidated Statements of Changes in Stockholders' Equity as of December 31, 2023 and 2022 with the amounts on your Consolidated Balance Sheets for the respective periods. In addition, ensure that you have retroactively applied the 1-for-16 reverse stock split to all share and per share data, particularly disclosures on pages F-32 and F-33.

Response: In response to this comment, the Company respectfully advises the Staff that we have calculated net loss per share and weighted average shares outstanding for 2023 and 2022 by taking into consideration any changes in the number of outstanding shares over a specific reporting period, in this case a fiscal year, and summing the change in the number of shares outstanding according to the length of time that change was in effect in order to get the average. We have revised the offering circular to correct typographical errors on our Consolidated Statements of Changes in Stockholder’s Equity as of December 31, 2023, and 2022 to reconcile to amounts presented on our Consolidated Balance Sheets for the respective periods. We confirm the reverse split has been retroactively applied to all share and per share data, including disclosures on pages F-32 and F-33.

Note 7. Capitalization and Equity Transactions, page F-14

14. Please explain how 1,875,000 shares issued in May 2023 were presented in the Consolidated Statements of Changes in Stockholders' Equity and revise the 2,346,667 shares issued in 2022 to reflect the 1-for-16 reverse stock split. In addition, ensure that net proceeds disclosed on pages F-20 and F-37 are correct.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has included language in Note 7 to clarify the issuance of shares in May 2023. As such, all share and per share values reflect the 1-for-16 reverse stock split. The Company confirms net proceeds disclosed on page F-20 and F-37 are correct.

Note 8. Share-Based Compensation, page F-15

15. Please remove dollar signs preceding "Number of Awards" disclosed on page F-16.

Response: In response to this comment, the Company respectfully advises the Staff that we have amended the disclosure accordingly to remove dollar signs preceding “Number of Awards”, as requested by the Staff, and disclosed on page F-16 of the offering circular.

Note 14. Subsequent Events, page F-20

16. Please describe subsequent events that occurred from September 15, 2024 through December 6, 2024 and update your disclosure accordingly.

Response: In response to this comment, the Company respectfully advises the Staff that we confirm we have updated disclosures included in Subsequent Events of the offering circular accordingly, through January 17, 2024, the closest practicable date to submission of our amended Form 1-A.

Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page F-26

17. As previously requested, please provide disclosure required by Article 10-01(b)(8) of Regulation S-X.

Response: In response to this comment, the Company respectfully advises the Staff that we have amended our report to include additional disclosures required by Article 10-01(b)(8) of Regulation S-X.

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Index of Exhibits, page 68

18. We note your response to prior comment 31, and we reissue the comment in part. As previously requested, please file your agreement with Dealmaker Securities LLC, pursuant to which Dealmaker Securities LLC will act as lead selling agent for this offering, as an exhibit to the offering statement.

Response: In response to this comment, the Company respectfully advises the Staff that we have filed the agreement with Dealmaker Securities LLC, as exhibit 6.10, as requested by the Staff.

19. We note your response to prior comment 33, and we reissue the comment. In this regard, we note certain agreements discussed under "Related Party Transactions" on page 60 that are not filed as exhibits to the offering statement. With reference to Part III, Item 17.6(b) of Form 1-A, please file the following agreements as exhibits to the offering statement or tell us why you do not believe you are required to do so:

•	the lease agreement for the research and cultivation center you lease from your chief executive officer; and
•	the line of credit agreements you entered into with two of your executive officers, including any subsequent amendments thereto.

Response: In response to this comment, the Company respectfully advises the Staff that lease for the research and cultivation center expired in 2015. Additionally, the two line of credit agreements are annexed as exhibit 6.11 to the offering circular, as requested by the Staff.

Signatures, page 69

20. We note your response to prior comment 35, and we reissue the comment in part. Please revise the preamble above the issuer signature block for consistency with the corresponding text under "Signatures" in Form 1-A.

Response: In response to this comment, the Company respectfully advises the Staff that the signature page is now consistent with the corresponding text under “Signatures”.

21. In the issuer signature block, you indicate that Matthew Mills is signing the offering statement on your behalf in his capacity as President. However, on page 50, you identify Matthew Mills as your Chief Executive Officer and Jennifer Mills as your President. Please revise the issuer signature block to reflect, if true, that Matthew Mills is signing the offering statement on your behalf in his capacity as Chief Executive Officer or otherwise advise.

Response: In response to this comment, the Company respectfully advises the Staff that we have revised the offering statement to reflect that Matthew Mills is signing the offering statement as Chief Executive Officer, as requested by the Staff.

If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned at (212) 930-9700.

Thank you for your time and attention.

Very truly yours, Sichenzia Ross Ference Carmel LLP

By:

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